UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

LivePerson, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

538146101

(CUSIP Number)

December 31, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Destrier Capital Management LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares
	6	Shared Voting Power 1,531,412 shares Refer to Item 4 below.
	7	Sole Dispositive Power 0 shares
	8	Shared Dispositive Power 1,531,412 shares Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,531,412 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9)* 2.7% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Destrier Master Fund, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization. Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares
	6	Shared Voting Power 1,531,412 shares Refer to Item 4 below.
	7	Sole Dispositive Power 0 shares
	8	Shared Dispositive Power 1,531,412 shares Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,531,412 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9)* 2.7% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Destrier Capital Partners GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares
	6	Shared Voting Power 1,531,412 shares Refer to Item 4 below.
	7	Sole Dispositive Power 0 shares
	8	Shared Dispositive Power 1,531,412 shares Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,531,412 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9)* 2.7% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael Pollack
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization. United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares
	6	Shared Voting Power 1,531,412 shares Refer to Item 4 below.
	7	Sole Dispositive Power 0 shares
	8	Shared Dispositive Power 1,531,412 shares Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,531,412 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9)* 2.7% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) IN

Item 1.

(a)	Name of Issuer

LivePerson, Inc.

(b)	Address of Issuer’s Principal Executive Offices

475 Tenth Avenue, 5th Floor

New York, NY 10018

Item 2.

(a)	Name of Person Filing

Destrier Capital Management LLC

Destrier Master Fund, LP

Destrier Capital Partners GP, LLC

Michael Pollack

(b)	Address of Principal Business Office or, if none, Residence

Destrier Capital Management LLC

489 5th Avenue, 29th Floor

New York, NY 10017

Destrier Master Fund, LP

c/o Elian Fiduciary Services (Cayman) Limited

89 Nexus Way

Camana Bay

Grand Cayman KY1-9007

Cayman Islands

Destrier Capital Partners GP, LLC

489 5th Avenue, 29th Floor

New York, NY 10017

Michael Pollack

489 5th Avenue, 29th Floor

New York, NY 10017

(c)	Citizenship

Destrier Capital Management LLC - Delaware, United States of America

Destrier Master Fund, LP - Cayman Islands

Destrier Capital Partners GP, LLC - Delaware, United States of America

Michael Pollack - United States of America

(d)	Title of Class of Securities

Common Stock, par value $0.001 per share

(e)	CUSIP Number

538146101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned

Destrier Capital Management LLC - 1,531,412 shares

Destrier Master Fund, LP - 1,531,412 shares

Destrier Capital Partners GP, LLC - 1,531,412 shares

Michael Pollack - 1,531,412 shares

(b)	Percent of Class

Destrier Capital Management LLC – 2.7%

Destrier Master Fund, LP – 2.7%

Destrier Capital Partners GP, LLC – 2.7%

Michael Pollack – 2.7%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote

Destrier Capital Management LLC - 0 shares

Destrier Master Fund, LP - 0 shares

Destrier Capital Partners GP, LLC - 0 shares

Michael Pollack - 0 shares

(ii)	shared power to vote or to direct the vote

Destrier Capital Management LLC - 1,531,412 shares

Destrier Master Fund, LP - 1,531,412 shares

Destrier Capital Partners GP, LLC - 1,531,412 shares

Michael Pollack - 1,531,412 shares

(iii)	sole power to dispose or to direct the disposition of

Destrier Capital Management LLC - 0 shares

Destrier Master Fund, LP - 0 shares

Destrier Capital Partners GP, LLC - 0

shares Michael Pollack - 0 shares

(iv)	shared power to dispose or to direct the disposition of

Destrier Capital Management LLC - 1,531,412 shares

Destrier Master Fund, LP - 1,531,412 shares

Destrier Capital Partners GP, LLC - 1,531,412 shares

Michael Pollack - 1,531,412 shares

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit

99.1	Joint Filing Agreement by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

January 6, 2016

DESTRIER CAPITAL MANAGEMENT LLC

By: /s/ Michael Pollack
Michael Pollack, Managing Member

DESTRIER MASTER FUND, LP
By: Destrier Capital Partners GP, LLC, its general partner

By: /s/ Michael Pollack
Michael Pollack, Managing Member

DESTRIER CAPITAL PARTNERS GP, LLC

By: /s/ Michael Pollack
Michael Pollack, Managing Member

MICHAEL POLLACK

/s/ Michael Pollack